

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 9, 2007

<u>Via U.S. Mail and Facsimile</u>

Mr. Joseph H. Frantz, Jr., President and Chief Executive Officer
Unbridled Energy Corporation
Suite 400, 2424 4th Street, S.W.
Calgary, Alberta, Canada T2S 2T4

> **Re: Unbridled Energy Corporation.**
> **Registration Statement on Form 20-F**
> **Filed January 12, 2006**
> **File No. 0-52400**

Dear Mr. Fedun:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR filed January 12, 2007

General

1. We have not completed the engineering review of the filing. Upon completion, additional comments may be issued in a separate letter.

2. We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from January 12, 2007, the date you first filed it. The Exchange Act reporting requirements become operative at that time.

3. You will expedite the review process if you provide page numbers in your filing and if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

4. Please update the exchange rate information and the capitalization and indebtedness information, as required by the applicable items. Also refer to General Instruction C(b) of Form 20-F. We may have additional comments.

Risk Factors, page 8

5. Please remove the term "development" from the introductory paragraph. Given the current nature of your operations, it is not appropriate to suggest that you are in the development stage. We note a similar characterization in Note 1 to the financial statements for April 30, 2006 and 2005. Please revise.

6. You should only include risk factors that are specific to your company and operations. We note several generic risk factors that could apply to any company. Please eliminate or revise the risk factors to make them more specific to your business situation. For example, we note the first risk factor. Rather than generally refer to potential unsuccessful exploration efforts, describe efforts that have yielded unsuccessful results. As another example, identify the officers and directors describe the specific activities that may give rise to conflicts in the risk factor entitled "Certain Officers and Directors May Have Conflicts of Interest."

7. The subheadings of your risk factors should describe the facts giving rise to the risk as well as the resultant risk. Please review and revise the following subheadings:

- "The Company's Operation are Subject to Substantial Environmental Regulations" on page 9;
- "The Company has a Dependence on Key Personnel" on page 11;
- "Certain Officers and Directors May Have Conflicts of Interest" on page 11; and
- "The Company is Classified as a 'Penny Stock' in the United States" on page 11

8. Please ensure that your subheadings and text provide meaningful disclosure. Rather than state that your company or your operations may be negatively impacted by a risk, briefly describe what the negative impact might be.

9. Eliminate mitigating statements. State the risk directly and plainly. We note clauses such as "there is no certainty," "most exploration projects do not result in," "there can be no assurance," and "most of these factors are beyond the control."

Information on the Company, page 12

Competition, page 14

10. You disclose under "The Oil and Gas Industry is Highly Competitive" on page 8 that you will compete with many companies. Please identify your competitors and disclose your competitive position among them.

Government Regulations, page 15

11. Rather than merely disclose the government regulations that "primarily" affect you, please disclose all the government regulations that materially affect you.

12. Please disclose whether you have incurred any material costs as a result of government regulations.

Oil and Natural Gas Properties, page 16

Tsuu T'ina First Nation Reserve Project, page 19

13. We note your statement indicating that you have incurred all necessary costs to earn a 50% WI in the property. However, the disclosure preceding the statement suggests that you are still in the process of meeting the conditions that will enable you to acquire such working interest. Please revise to reconcile the apparent inconsistency.

Operation and Financial Review and Prospects, page 22

Liquidity and Capital Resources, page 24

14. Please explain the nature of the "GST Receivable."

Compensation, page 32

15. Please discuss why you have not included Mr. Joseph H. Frantz Jr. and Mr. Robert Pryde in the table.

Share Ownership, page 33

16. Please provide the information required by Item 6.E. of Form 20-F regarding the options you granted to the named individuals.

Interest of Management in Certain Transactions

17. It does not appear that you have provided all the information required by Item 7.B. of Form 20-F. For example, please disclose the agreements with Reconnaissance Energy and White Max Energy Ltd. and the interest of Messrs. Steinke and O'Byrne. Please expand your disclosure to discuss the nature and extent of the related party transactions.

Share Capital

Escrow Shares, page 42

18. Please explain the reasons for entering into the Escrow Agreement.

Statement of Experts, page 58

19. We note that you have included information provided to you by CBM Solutions. As required by Item 10.G of Form 20-F, please provide CBM Solutions' address, qualifications, and consent authorizing the use of the information.

Exhibits, page 59

20. Please file as an exhibit the option agreement with Lodge Energy LP and the Escrow Agreement.

Material Contracts

21.   Material Contract No. 7 states that 3,000,000 shares were issued at $0.425 to Reconnaissance on January 12, 2006. Please tell us why this transaction is not reflected in your statement of shareholders' equity. Also explain to us why these 3,000,000 shares were valued at $0.425 when earlier disclosure in the History and Development of the Business section indicates that 3,000,000 shares issued to Reconnaissance in December 2005 were valued at $1.25 and why the December 2005 transaction also appears to be omitted from the statement of shareholders' equity. Explain to us whether market value was used in valuing these transactions and whether the trading price decreased from $1.25 to $0.425 in this one-month period. Also tell us why neither of these transactions are included in Note 7 Non-Cash Transactions in your financial statements.

Financial Statements

22.   It appears that the audit report you have included was prepared by Amisano Hanson, Chartered Accountants, but the name of the auditor is omitted from the report. Please revise the auditor's report to include the name of the auditor.

23.   Your disclosure in "Item 8. Financial Information" indicates that the audit report of Minni Clark & Company is included in your filing, but it appears that it is not included. Please include the audit report or omit the disclosure, as appropriate.

24.   Please revise your financial statements to identify yourself as an "Exploration Stage" rather than a "Development Stage" company to avoid investor confusion, since you are currently engaged in the exploration of oil and gas and not development.

25.   Your statement of shareholders' equity indicates that a private placement of 4,957,500 shares and an issuance of 3,000,000 shares for properties occurred on August 3, 2006. Yet your statement is for the period ended April 30, 2006. Likewise, you present transactions dated March 14 and 16, 2003, within the year ended April 30, 2005. Please correct these apparent inconsistencies.

26.   Tell us why you have not classified your mining operations as discontinued operations.

Note 10 – Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

27.   We note your disclosure at Note 10(b) where you appear to indicate that your escrowed shares are included in your calculation of basic earnings per share for U.S. GAAP purposes. It appears that you may be relying on paragraph 10 of

SFAS 128 for arriving at this conclusion. We note that paragraph 10 of SFAS 128 states that shares that are contingently returnable shall be included in the computation of basic EPS only when all contingencies have been removed. Tell us whether your escrowed shares are contingently returnable, that is, whether there are circumstances under which the shares may revert back to you. If you believe that they are not contingently returnable, explain to us the purpose of holding them in escrow.

28.	We note that you recognized a Canadian-U.S. GAAP difference with regard to your accounting for flow-through shares. Tell us how your accounting for flow-through shares was impacted by EIC 146, which was issued in March 19, 2004 (amended May 31, 2005) and was effective for all flow-through share transactions initiated after March 19, 2004. If your accounting under Canadian GAAP for the flow-through shares did not change subsequent to EIC 146, please tell us why.

29.	We note that you reported $23,033 revenues for the second quarter and year-to-date ended October 31, 2006. Your disclosure in the "Business Overview" section states that your "revenue has been limited to interest on cash balances…" Please rename the "revenues" line to include the words "interest income" if that is the nature of the income. Additionally, please explain to us why you would have $326 of "cost of sales" relating to interest income.

Other

30.	We note that your website includes the following disclosure: "The company has recently developed two natural unconventional gas plays in Western Canada, one of which, the Chambers play, is anticipated to achieve commercial production by January 2007." This disclosure appears to conflict with your filing, which indicates that you are engaged only in exploration activities. Please update or correct your filing and/or your website, as appropriate, for consistency.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandra Eisen at (202) 551-3864 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 for any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: S. Eisen
        A. Sifford
        A. N. Parker
        C. Moncada-Terry